UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: September 11, 2023

Commission File Number 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-263376) OF UBS AG AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

1.1	Underwriting Agreement among UBS AG, acting through its London Branch, UBS Securities LLC, as representative of the several underwriters named therein, and UBS AG London Branch, dated September 5, 2023.

4.1	Indenture between UBS AG and U.S. Bank Trust National Association, as trustee, dated June 12, 2015 (incorporated by reference to Exhibit 4.22 of UBS AG’s registration statement no. 333-204908).

4.2	Seventh Supplemental Indenture between UBS AG, acting through its London Branch and U.S. Bank Trust National Association, as trustee, dated September 11, 2023, in respect of the $1,000,000,000 5.800% Fixed Rate Senior Notes due 2025.

4.3	Eighth Supplemental Indenture between UBS AG, acting through its London Branch and U.S. Bank Trust National Association, as trustee, dated September 11, 2023, in respect of the $1,500,000,000 5.650% Fixed Rate Senior Notes due 2028.

4.4	Ninth Supplemental Indenture between UBS AG, acting through its London Branch and U.S. Bank Trust National Association, as trustee, dated September 11, 2023, in respect of the $500,000,000 Floating Rate Senior Notes due 2025.

4.5	Form of Global Security for the $1,000,000,000 5.800% Fixed Rate Senior Notes due 2025 (included in Exhibit 4.2 hereof).

4.6	Form of Global Security for the $1,500,000,000 5.650% Fixed Rate Senior Notes due 2028 (included in Exhibit 4.3 hereof).

4.7	Form of Global Security for the $500,000,000 Floating Rate Senior Notes due 2025 (included in Exhibit 4.4 hereof).

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to UBS AG, as to the validity of the securities.

5.2	Opinion of Homburger AG, Swiss counsel to UBS AG, as to the validity of the securities.

8.1	Opinion of Sullivan & Cromwell LLP as to certain matters of U.K. taxation.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 and Exhibit 8.1 hereof).

23.2	Consent of Homburger AG (included in Exhibit 5.2 hereof).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kevin Tillotson
Name: Kevin Tillotson Title: Executive Director

By:	/s/ Daniel Taylor
Name: Daniel Taylor Title: Associate Director

Dated: September 11, 2023